Mail Stop 3561

June 15, 2007

Mr. Donat R. Leclair, Jr.
  Executive Vice President and Chief Financial Officer
FORD MOTOR COMPANY
One American Road
Dearborn, Michigan 48126

> **Re: Ford Motor Company**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-03950**

Dear Mr. Leclair:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief